

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 18, 2017

Inderjit Aujala
Chief Executive Officer
Notes, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re:** **Notes, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 24, 2017**
> **File No. 333-217428**

Dear Mr. Aujala:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please disclose that even if the maximum number of shares is sold your sole officer and director will own a substantial majority of the outstanding shares after completion of the offering and succinctly explain the impact on the rights of minority shareholders.

Summary

Our Company, page 6

2. Please clarify the third sentence in the first paragraph to state, if accurate, that you currently have not created or developed any mobile applications. Provide corresponding disclosure in the Description of Business section beginning on page 21.

Risk Factors

Risk factors related to our business, page 9

3.   Please add or expand the risk factor on page 12 to discuss the prohibition on the use of Form S-8 by and the enhanced reporting requirements imposed on shell companies.

Use of Proceeds, page 17

4.   The breakdown of expenses in the 50%, 75% and 100% columns do not agree to the totals provided. Please revise. Similar revisions should be made to your disclosures on page 25.

Dilution, page 17

5.   Please provide your calculations to support the "percentage of capital contributions" and the "percentage of ownership" assuming 25%, 50% and 75% of the shares are sold in the offering.

Description of Business

Our Applications, page 23

6.   Please disclose that there can be no assurances that your efforts to develop the proposed messaging application will succeed or that you will be able to successfully market the proposed messaging application, if developed.

Market Analysis, page 23

7.   You have included a hyperlink to Smashing Magazine in support of the data you cite. Please refer to footnote 41 of Securities Act Release No. 7856 (April 28, 2000) and revise your document or advise.

8.   Please provide an analysis supporting your position that the total current and projected revenue of the mobile application industry as a whole is relevant to the subset of revenues derived from producers of mobile messaging applications which is the business in which you intend to engage. Similarly, the average revenue generated by both iOS and Android developers does not appear directly relevant to your proposed business nor does the revenue generated by mobile gaming applications. Please advise or revise.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page 24

9.   Throughout the filing you disclose that you will require minimum funding of approximately $40,000 to implement your business plan for a period of one year. However, elsewhere you disclose that you will need a minimum of $30,000. Please revise to ensure your disclosures are consistent throughout the filing.

10.   You disclose the cash requirements for your plan of operations for months 1 through 12, which totals $28,000. Please reconcile this to the required minimum funding referred to elsewhere in the filing. In addition, you disclose the approximate cost of marketing and advertisements in months 10 - 12 to be $7,000. Please reconcile this to the information in the Plan of Operation table on page 25.

11.   We note that your plan of operations provides a timeline of your business expenses assuming 100% of your offering is sold. Please expand your disclosure to explain how each expense category will change if only 25%, 50%, or 75% of your offering is sold.

Liquidity and Capital Resources, page 28

12.   You state that your available capital reserves are not sufficient for the company to remain operational during 2017. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Directors, executive officers, promoters and control persons, page 30

13.   Please disclose the name of each of the entities with which Mr. Aujala is or has been involved in the last five years and the nature of the activities performed for each entity. Also, disclose the dates within the past five years that he has worked for each respective entity. Refer to Item 401(e)(1) of Regulation S-K.

Where you can find more information, page 34

14.   Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules,

Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure in this section.

<u>Note 7. Subsequent Events, page 43</u>

15.   Revise to disclose the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Gabriel Eckstein, Attorney-Advisor, at (202) 551- 3286 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: John E. Lux, Esq.